

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2014

<u>Via e-mail</u>
Mr. David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 5th Ave., 12th Floor
New York, NY 10019

     RE: **Resource Capital Corp.**
          Form 10-K for the Fiscal Year Ended December 31, 2013
          Filed March 3, 2014
          File No. 1-32733

Dear Mr. Bryant:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42</u>

<u>Funds from Operations, page 77</u>

1.   Please explain the REIT tax planning adjustments included in AFFO.

2.   Please explain why gains on sale of property were characterized as cash items and added back to arrive at AFFO. In addition, please explain why certain gains on the extinguishment of debt have been characterized as cash items and whether or not these gains have already been included in GAAP net income.

Consolidated Statements of Income, page 91

3.   Please revise the income statement in future filings to present 1) equity in net earnings (losses) of unconsolidated subsidiaries, 2) net realized gain on sales of investment securities available-for-sale and loans, 3) net realized and unrealized (loss) gain on investment securities, trading and 4) unrealized (loss) gain on linked transactions in the "Other" section below operating expenses, or explain to us in detail why you believe each of these items meets the definition of revenue, citing relevant accounting literature.

Note 2 – Summary of Significant Accounting Policies, page 98

Income Taxes, page 102

4.   We note that Apidos CDO I, Apidos CDO II, Apidos Cinco CDO and Whitney CLO I have undergone several reorganizations in recent years, and the impact that each of these reorganizations has had on the inclusion of the subsidiaries' operations in taxable income. Please tell us and disclose the impact that these reorganizations have had, if any, on your VIE and primary beneficiary analysis for each of the subsidiaries.

Note 5 – Restricted Cash, page 111

5.   Please disclose your policy for classification of restricted cash on the consolidated statements of cash flows.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant